FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 14, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 14, 2006

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Fiat Auto and Tata Motors announce forming a joint venture in India

Torino, Mumbai, December 14, 2006: Fiat Auto and Tata Motors jointly announced today an agreement for the formation of a joint venture between the two companies pursuant to the Memorandum of Understanding in July 2006.

The agreement calls mainly for the creation and establishment of an industrial joint venture in India, located at the Fiat plant at Ranjangaon, in the State of Maharashtra.

With capacities to produce in excess of 100,000 cars and 200,000 engines and transmissions yearly, at steady state, the Ranjangaon plant will manufacture vehicles for the Indian and overseas markets. Both Fiat and Tata vehicles will be manufactured at the same facility, which will be managed equally by the two Shareholder Partners.

Fiat Auto will introduce its premium cars for the B and C segments, namely the Fiat Grande Punto, and the Fiat Linea whose worldwide premiere occurred at the Istanbul Motorshow in early November.

A first assembly line for Fiat cars at Ranjangaon plant has already been commissioned for Fiat Palio and Fiat Adventure models and trial runs have already commenced. The first batch of cars will roll out in early 2007.

Fiat branded cars will be distributed by Tata through the Tata-Fiat dealer network as per the arrangement already in place since March 2006. The Tata-Fiat dealer network will progressively increase to 100 outlets for the launch of the new models to cover the entire length and breadth of the country. Currently, 42 Tata-Fiat dealerships are already operational. Manufacturing of Tata cars in the joint venture will supplement the production capacities of the Tata Motors Car Plant in Pune to meet growing demand and to prepare for new Tata car models.

The engine manufacturing envisages the highly acclaimed Fiat 1.3 litre multi-jet diesel engine, the 1.4 litre and a new 1.2 litre gasoline engine, both of the 'Fire' family, and Fiat transmissions.

The aggregate investments in this industrial joint venture will be made in a phased manner and may exceed Rs.4000 crores (over Euro 665 million). The joint venture will start production of engines and new cars progressively from the beginning of 2008.

While legal agreements are being completed, the companies will kick-start the implementation of the projects, and further enhance the relationship between the two organisations to leverage mutual strengths through a combined, complementary product portfolio and technology sharing.

Fiat and Tata are also continuing discussions for industrial and commercial cooperations in Latin America, as per a joint analysis which began in July 2006. These discussions are progressing positively.

Mr. Sergio Marchionne, Chief Executive Officer of Fiat, declared: "This announcement further strengthens our strategic alliance with the Tata Group, consolidating discussions which are ongoing at all levels. With the start of this project at Ranjangaon we will give a critical boost to Fiat's competitive presence in India and surrounding area. The industrial cooperation with Tata will allow us to bring the flavour and the technology of Fiat's cars and powertrain at costs in line with local demand, leveraging Tata's outstanding market knowledge and positioning. The integration of the Fiat and Tata products is a further step in creating a global scale industrial player in India. We also believe that this initiative will further enhance the economic and social development of the area."

Mr. Ratan N. Tata, Chairman of Tata Motors, declared: "This strategic alliance with Fiat enables the two Companies jointly to present a wider range of product offerings to the Indian market. It enables Tata Motors to access world-class powertrains from Fiat for its next generation car offerings while enhancing the model line at its dealerships. Fiat's current cars are attractive in their styling and impressive in their performance. I am sure they will be as appealing to Indian customers as they have been to those of Western European markets."

About Fiat

One of the pioneer companies in the automobile industry, Fiat has produced more than 87 million passenger cars and light commercial vehicles, including no less than 400 models, since 1899, when the company was founded in Turin, Italy. Some of them have represented milestones in the automotive industry. The Fiat Group's Automobiles Sector operates world-wide with the following brands: Fiat, celebrated for value, economy, and innovation and whose mass produced cars are distributed over almost the entire price class spectrum; Lancia (acquired in 1969) means prestige cars noted for their elegant styling, and comfort; Alfa Romeo (acquired in 1986) is famous as a maker of sport and luxury vehicles of style and distinction; Maserati (acquired in 1992) represents a landmark in the history of the automobile; Ferrari (acquired in 1969), well renowned for unsurpassed design, performance, and luxury, is a legendary automobile that imparts special cachet to its owner.

www.fiatautopress.com; www.fiat.com; www.lancia.com; www.alfaromeo.com; www.maserati.com; www.ferrariworld.com

About Tata Motors

Tata Motors is India's largest automobile company, with revenues of US$ 5.5 billion in 2005-06. With over 4 million Tata vehicles plying in India, it is the leader in commercial vehicles and the second largest in passenger vehicles. It is also the world's fifth largest medium and heavy truck manufacturer and the second largest heavy bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, and South East Asia and in Australia. Tata Motors already distributes Fiat-branded cars in India. The company's international footprint include Tata Daewoo Commercial Vehicle Co. Ltd. in South Korea; Hispano Carrocera, the reputed bus and coach manufacturer of Spain in which the company has a 21% stake; and a joint venture with Marcopolo, the Brazil-based body-builder of buses and coaches. Tata Motors has research centres in India, the UK, and in its subsidiary and associate companies in South Korea and Spain.

www.tatamotors.com

For more information please contact:

On Tata Motors

Debasis Ray
Head- Corporate Communications
Tata Motors
Tel: +91 22 6665 7209
Email: debasis.ray@tatamotors.com

Suresh Rangarajan
Vaishnavi Corporate Communications
Tel: +91 9821611560
Email: suresh@vccpla.com/rangs233@gmail.com

On Fiat
Marius D'lima
Head-Corporate Communications
Fiat India Pvt. Ltd.
Tel: +91 98201 29889
Email: marius.d'lima@fiat.com

Raffaello Porro
Head of Corporate Communications
Fiat Auto
Tel : +39 335 101 5456
Email: raffaello.porro@fiatgroup.com

Suhas Pandit
Perfect Relations
Tel : +91 98205 20582
Email: spandit@perfectrelations.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements". All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.